EXHIBIT 99.3

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Missing crew member from Rio Tinto Marine vessel
2 January 2025

SINGAPORE--(BUSINESS WIRE)-- It is with great sadness that Rio Tinto confirms that Mr Gel Aguaviva, a deck fitter on board its bulk carrier RTM Zheng He, was reported missing on 26 December 2024, while the vessel was traveling from China to Western Australia.
An extensive and ongoing search and rescue operation to find Mr Aguaviva has been conducted over the past seven days, with Rio Tinto working in collaboration with RTM Zheng He ship and crew manager, Anglo Eastern, and relevant authorities.
The Philippine Coast Guard is leading the search and rescue operation.
Rio Tinto Chief Executive Jakob Stausholm said: "Our thoughts are with Gel's family, friends and colleagues, and we stand with everyone affected by this distressing situation. We are focused on offering all possible support during this difficult time.
“We would like to thank everyone involved in the search for their tireless efforts.”
RTM Zheng He was in international waters near the Philippines when Mr Aguaviva was reported missing.
Rio Tinto is co-operating fully with relevant authorities and the ship’s manager on investigations into the incident, as well as conducting its own investigations.

Contacts
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Media Relations, United Kingdom David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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